CLARK HOLDINGS INC.
121 New York Avenue
Trenton, New Jersey 08638

January 08, 2010

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Clark Holdings Inc.
Form 10-K for the Fiscal Year Ended January 3, 2009
File No.: 001-32735

Dear Mr. Humphrey:

Clark Holdings Inc. (the “Company”) responds as follows to the Staff’s comment letter, dated December 3, 2009, relating to the above-captioned Form 10-K (“Form 10-K”).  Please note that, for the Staff’s convenience, the Company has recited each of the Staff’s comments and provided its response to each comment immediately thereafter.

Form 10-K for the year ended January 3, 2009

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of  Operations

Critical Accounting Policies, page 36

1.
Your current presentation of your discussion of your critical accounting policies appears to substantially duplicate the policies set forth in Note 2 to your consolidated financial statements. Please note that the disclosure of critical accounting estimates within Management’s Discussion and Analysis should supplement, not duplicate, the description of accounting policies in the notes to the financial statements, and should also provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Please consider revising this section with these goals in mind.  For example, your revenue recognition disclosure here might include an in-depth discussion of how your business model fits with the qualifications for recording revenue gross as set forth in EITF 99-19, now codified in section 605-45 of the ASC.

Company’s response:
The Company strives to present a meaningful disclosure of our critical accounting policies in the Management’s Discussion and Analysis section of its Form 10-K.  Based on this comment, we will prospectively supplement the critical accounting estimates section of Management’s Discussion and Analysis section of the Form 10-K for fiscal year 2009 and for all future Form 10-Qs.  As an example of the type of enhanced discussion the Company intends to include, below please find a discussion of the Company’s revenue and expense recognition methods:

“Revenue and expense recognition is a critical accounting estimate that the Company prepares. The Company uses revenue and expense recognition procedures that are based and related to the Company’s industry niche, the delivery of printed material to the newsstand.  The Company’s method of revenue and cost recognition is reported under the acceptable methods of EITF Issue No. 91-9 (now codified in section 605-20 of the ASC).  However, as explained below, the Company adjusts these revenue and costs on quarterly basis to meet the requirements of the acceptable methods of EITF 91-9.

Securities and Exchange Commission
January 8, 2010

“Specifically the Company recognizes domestic revenue and the corresponding freight expense for a customer’s shipments based on when an item goes on sale at the newsstand.  For example, a shipment assigned to the week ending February 6, 2010 will go on sale at the newsstand on February 23, 2010.  For purposes of financial reporting, the Company adjusts revenue and the corresponding freight expense according to EITF 91-9 method 5 where “the allocation of revenue between reporting periods is based on relative transit time in each reporting period with expenses recognized as incurred.” This adjustment is based on a detailed analysis of all of the domestic shipments for the last week of the period (anywhere between 800 and 1000 shipments).

“For international shipments, the Company recognizes revenue and the corresponding freight expense for a customer’s shipment when the product leaves one of our distribution centers. Again for purposes of reports filed with the SEC, we perform a detailed analysis of all international shipments for the last month of the quarter and defer revenue and the associated purchase transportation based on the delivery date of the shipments.”

The Company believes that the requested disclosure is not so material to investors as to require an amendment to the Company’s Form 10-K for fiscal year 2008.  Furthermore, as mentioned above, the Company intends to include enhanced disclosure in its Form 10-K for the fiscal year ended January 2, 2010, which will be filed by April 2, 2010.

Financial Statements

Report of Independent Registered Public Accounting Firm. page 47

2.
We note that your accountant, Randolf Parente LLC, although registered with the PCAOB at the time of the issuance of this opinion, appears to no longer be registered with the PCAOB. We also note from review of your Forms 8-K that it does not appear that you have changed auditors to engage a currently registered firm. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. Please either provide us with evidence that Randolf Parente LLC is currently registered with the PCAOB (or registered under a different name), or engage a new accountant that is a publicly registered accounting firm to perform review or audit work for you.

Company’s response:
Parente Randolph, LLC merged with Beard Miller Company LLC on October 1, 2009.  Parente Randolph LLC was the legal successor in the merger and the name of the firm was changed to ParenteBeard LLC as of that date.  Through September 30, 2009 Parente Randolph, LLC was registered with the PCAOB and upon the merger, the PCAOB was notified of the name change.  The PCAOB’s website as of December 28, 2009 lists ParenteBeard LLC as a registered firm.

Securities and Exchange Commission
January 8, 2010

3.
As a related matter, to the extent Randolf Parente LLC is not registered with the PCAOB or was not registered at the time you filed your April 4, 2009 and July 4, 2009 Quarterly Reports on Form 10-Q, such financial statements are not acceptable in filings with us and are considered to be materially deficient The financial statements in these filings will need to be re-reviewed by a PCAOB-registered independent public accounting firm and re-filed in amendments to the April 4, 2009 and July 4, 2009 Quarterly Reports on Form 10-Q. Please advise and file the requested amendments as soon as practicable. We may have further comment after review of your response.

Company’s response:
Please see the response to Comment 2.

4.
To the extent that you determine you need to engage new accountants, please file an Item 4.01 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304(a)(1) of Regulation S-K regarding the period of engagement of Randolf Parente LLC which should include an Exhibit 16 letter from Randolf Parente LLC.

Company’s response:
Please see the response to Comment 2.

5.
Finally, if and when you engage new accountants, please report the engagement in an Item 4.01 Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Company’s response:
Please see the response to Comment 2.

Securities and Exchange Commission
January 8, 2010

General

6.
As indicated in Note 1 to Rule 8-01 of Regulation S-X, financial statements are required for the company and its predecessors (i.e. any entity or business to which the registrant has succeeded.) It appears that The Clark Group, Inc. qualifies as your predecessor. However, you have presented only the audited financial statements of Global Logistics Acquisition Corporation for periods prior to the acquisition date. Please provide us with support for your current presentation. We may have further comments upon review of your response. This comment applies to the presentations in your subsequent interim filings as well. We refer, in particular, to your deductions of Clark Group Inc. income for the preacquisition period.

Company’s response:
Note 1 to Rule 8-01 of Regulation S-X states that “Financial statements of a smaller reporting company, as defined by §229.10(f)(1), along with its predecessors or any businesses to which the smaller reporting company is a successor shall be prepared in accordance with generally accepted accounting principles in the United States.”   Therefore, our financial statements must be prepared in accordance with generally accepted accounting principles in the U.S.

We agree that The Clark Group, Inc. meets the requirements of a Predecessor Company (as defined in Rule 405 of Regulation C), because The Clark Group, Inc. was “a person the major portion of the business and assets of which another person [Global Logistics Acquisition Corporation] acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.”

Rule 3-05(a)(i) of Regulation S-X requires that financial statements of businesses acquired or to be acquired should be furnished for the periods specified in Rule 3-05(b).  The Company believes it has substantially fulfilled the conditions specified in Rule 3-05(b)(2)(iv) and Rule 3-05 (b)(4)(iii) & (iv) for the following reasons:

1.
The Company’s Form 10-K for the fiscal year ended December 31, 2007 was amended on April 29, 2008 to include The Clark Group, Inc.’s audited consolidated financial statements for the year ended December 31, 2007.  These financial statements were prepared utilizing generally accepted accounting principles.

2.
In all filed Form 10-Q’s for 2008 and in the Form 10-K for the 53 weeks ended January 3, 2009, the Management Discussion and Analysis (“MD&A”) included proforma financial components for the respective quarter or year-end of 2008 versus the respective quarter or year-end for 2007 as if the acquisition had occurred as of the beginning of the most recent period being included in the respective Form 10-Q or Form 10-K.  The MD&A in each Form 10-Q and Form 10-K addressed the proforma results for both years.

Securities and Exchange Commission
January 8, 2010

3.
In the Form 10-Q for the quarter ended April 4, 2009, the MD&A included actual financial components including the predecessor company results for the three months ended April 4, 2009 and March 29, 2008.  In the statement of operations for the quarter ended March 29, 2008 the Company backed out as a single line item the net income of the predecessor company for the period from December 30, 2007 to February 11, 2008 (date of acquisition).  The MD&A for the April 4, 2009 quarter addressed the financial results for this quarter for 2009 and 2008. For subsequent quarters in 2009 the results for 2009 and 2008 were comparable since the predecessor company was already reflected in the consolidated financial statements of the acquirer.

4.
The audited financial statements for the 53 weeks ended January 3, 2009 include the results of the acquired business for the full year.  The net income attributed to the acquired company was backed out as a single line item in the income statement for that year.  A separate balance sheet of the acquired company (as indicated in Rule 3-05 (b)(4)(iv)) was not required since the registrant’s January 3, 2009 balance sheet was for a date subsequent to the date the acquisition was consummated.

Accordingly, the Company believes it has substantially complied with the requirements of Rules 3-05 and 8-01 of S-X and Rule 405 of Regulation C.  Furthermore, the Company will file its Form 10-K for the fiscal year ended January 2, 2010, within three months, and this report will not be required to present the operating results of the acquired business since the results will be reflected in the audited financial statements for a complete fiscal year. As a result, the Company does not believe that an amendment to the previously filed Form 10-K or Form 10-Q is necessary.

Income Statement, page 50

7.
We note from your business discussion that you are a provider of non-asset based transportation and logistics services. We have reviewed your narrative description of operations on pages 6 through 8 of your filing. In view of the varied nature of the services you provide, we believe that the term “gross profit” is not meaningful or appropriate. Instead, your first subtotal should be should be income (loss) from operations. Please revise your income statement format accordingly, for clarity and for consistency with others in the industry.

Company’s response:
The captions Gross Profit and Net Revenue are used interchangeably throughout the non-asset based logistic industry and Gross Profit/Net Revenue is a prime component of our business model. The percentage growth in Gross Profit/Net Revenue from year to year is an important indicator of the growth in our business.  Increasing gross profit as a percentage of gross revenue, is an important indicate of how efficiently the Company is purchasing transportation.

Securities and Exchange Commission
January 8, 2010

Gross Profit/Net Revenue is an important measure that is commonly used throughout our industry, and presenting this measure facilitates comparisons to other companies in the non-asset based logistic industry.  Specifically, our model is based on the one used by a true non-asset based logistic provider, C. H. Robinson Worldwide, Inc.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Use of Estimates, page 55

8.
Please explain the intended meaning of the disclosure “[t]hese estimates are used to substantiate vendor invoices for purchased transportation for shipments that have been completed at the end of the period.”

Company’s response:
The meaning of the statement “(t)hese estimates are used to substantiate vendor invoices for purchased transportation for shipments that have been completed at the end of the period,” relates to the use of a purchase order system to track purchase transportation expenses.  Each shipment in our accounting system is issued a purchase order to acknowledge the use of a vendor service, the route covered, the price of the service and the weight of the shipment.  Operationally, it takes between two and three weeks for these invoices to be entered into our accounting system.  Consequently at the end of a reporting period, we are using the information in our purchase order system to calculate the dollar amount of the purchased freight.  The estimates that are prepared based on the data from the purchase order system are very reliable and historical analysis reveals that the variance between the estimates and the actual invoices is extremely small.

Earnings Per Share

9.
Please revise your disclosure to specifically state the number of shares excluded from the calculation due to anti-dilution for each period an income statement is presented. Refer to the guidance in paragraph 260-10-50-1(c) of the ASC.

Company’s response:
Commencing in the second quarter of 2009 and continuing in the most recent Form 10-Q for the third quarter of 2009, the Company disclosed the number of shares excluded from the Earnings Per Share calculation due to the anti-dilution effect for each period the income statement is presented.  The disclosure in the Form 10-Q for the second quarter of 2009 is as follows:

“The Company measures the effects of options and warrants on diluted EPS through application of the treasury stock method, whereby the proceeds received by the Company based on assumed exercise are hypothetically used to repurchase the Company’s common stock at the average market price for the period. Dilution will occur according to the treasury stock method only if the average market price of the Company’s common stock is higher than the exercise price of either the stock options and/or warrants.  When the opposite is present (i.e., the average market price is lower), the results are antidilutive, and the impact of either the stock options and/or warrants is ignored.

Securities and Exchange Commission
January 8, 2010

“As the Company has a net loss for the 13 weeks and 26 weeks ended July 4, 2009, shares used in the calculation of diluted loss per share are based on the weighted average of shares outstanding and exclude the effect of outstanding options and warrants.  The weighted-average number of options and warrants outstanding for the thirteen weeks ended July 4, 2009 was 390,478 and 13,272,727, respectively. The weighted-average number of options and warrants outstanding for the 26 weeks ended July 4, 2009 was 323,431 and 13,272,727, respectively. In addition, the 1,173,438 contingently issued shares referred to in Note 5 will be included in the calculation of diluted EPS, if dilutive, only when the target stock price is met at the end of the reporting period.

“The average market price of the Company’s common stock from March 30, 2008, to June 28, 2008, was $3.12 and since it is lower than the exercise price of outstanding warrants, any impact is excluded from the diluted EPS calculation for the 13 weeks ended June 28, 2008.  The average market price of the Company’s common stock from December 30, 2007, to June 28, 2008, was $4.49 and since it is lower than the exercise price of outstanding warrants, any impact is excluded from the diluted EPS calculation for the 26 week period ended June 28, 2008. The weighted-average number of options and warrants outstanding for the thirteen weeks ended June 28, 2008 was 84,217 and 13,272,727, respectively. The weighted-average number of options and warrants outstanding for the 26 weeks ended June 28, 2008 was 48,799 and 13,272,727, respectively.”

Accordingly, current information regarding the number of excluded shares is available and the Company plans on continuing to disclose this information in future Form 10-K’s and Form 10-Q’s.

Note 5 — Property and Equipment, page 63

10.	Please tell us the nature of the $351,000 item labeled “Asset not placed in Service.” Note 6. Impairment of Goodwill and Identifiable Intangible Assets.

Company’s response:
The $351,000 item labeled as “Asset not placed in service” refers to payments made to an outside vendor for the implementation of a new financial accounting system that is projected to go live during the second quarter of 2010.

Securities and Exchange Commission
January 8, 2010

Goodwill, page 63

11.
Please note your rollforward presented here should begin with the first day of each fiscal year, include all the activity during the year, and end with the last day of the fiscal year for each year an income statement is presented. You currently present information only during a portion of the year ended January 3, 2009, beginning as of February 12, 2008. It appears your beginning balance for such fiscal year should be $0, and the acquisition-related goodwill should be reflected as an addition. Please revise or advise.

Company’s response:
The beginning balance of goodwill at the beginning of 2008 was $0 and the balance on February 12, 2008 is the goodwill amount associated with the acquisition of The Clark Group, Inc.  In future filings, the appropriate disclosure for this footnote will state that the February 12, 2008 goodwill amount was due to the acquisition of The Clark Group, Inc. The following table will be updated in the 2009 financial statements as follows:

“The changes in the carrying amount of goodwill for the year ending January 3, 2009, are as follows:

Balance at December 31, 2007	$-
Goodwill associated with the acquisition of the Clark Group Inc.	63,029,000
Balance at February 12, 2008	63,029,000
Adjustments to Goodwill	881,000
Impairment Charge	(63,910,000)
Balance at January 3, 2009	$-

The requested disclosure, however, can be readily inferred from the information provided in the Form 10-K for fiscal year 2008.  In addition, the Company believes that the requested disclosure is not material to investors, given the subsequent write down of goodwill.  Accordingly, the Company does not believe an amendment to the Form 10-K for fiscal year 2008 is necessary.

Securities and Exchange Commission
January 8, 2010

12.	Please tell us, and revise to disclose, to what the $881,000 goodwill adjustment recorded during the year ended January 3, 2009 relates.

Company’s response:
The $881,000 of goodwill adjustments recorded during the year end January 3, 2009 are as follows:

	63,029,000	Balance at 2/12/08

1	154,000	Reimbursement of accounting fees
2	225,000	Harmin claim
3	(26,000)	Short period depreciation expense
4	(34,000)	Fixed asset adjustment
5	(245,000)	Release of escrow funds
6	95,000	Professional fees
7	(133,000)	Tax adjustment
	845,000	stock price adjustment (announcement date vs sale date)
	881,000

	63,910,000	Goodwill before impairment
__________________

Note 1:	The balance represented a receivable on Clark Group's books due from seller for reimbursement of accounting fees. It was agreed to adjust the purchase price instead of collecting cash from seller.

Note 2:
The balance represented a receivable on Clark Group's books due from seller for reimbursement of a workers compensation claim for a Clark Group employee injured at a seller’s site.  Purchase price was adjusted instead of collecting cash from seller's.

Note 3:	The balance represented depreciation expense for the short period of The Clark Group from 1/1/08 - 2/12/08. This expense was not recorded on the Clark Group’s general ledger prior to the acquisition.

Note 4:	Management noted errors in the fixed asset cost roll forward of the Clark Group from January 1, 2008 to February 12, 2008 that adjusted the purchase price.

Note 5:	Working capital escrow account release.

Note 6:	Additional professional fees related to purchase.

Note 7:	There was an error in February 12, 2008 tax calculation.

The Company did not disclose the detail of the adjustments to goodwill because the Company deemed them immaterial in light of the subsequent write down of goodwill.

Securities and Exchange Commission
January 8, 2010

Intangible Assets

13.
Your disclosure on page 3 indicates that you used the “relief from royalty” method to assess and measure your intangible assets with indefinite lives (trade names) for impairment. Please explain to us why you selected this method as the most appropriate method for this purpose and provide us with a summary of how you calculated the impairment charge taken during the year ended January 3, 2009. Explain the basis for your significant assumptions including, but not limited to, the selection of a hypothetical royalty rate. We may have further comments upon review of your response.

Company’s response:
A part of the acquisition, Clark Holdings Inc. gained the rights to The Clark Group tradename. The income approach indicates value based on the present worth of future economic benefits. This approach explicitly recognizes that the current value of an investment is premised on the expected receipt of future economic benefits such as cash flows or cost savings. A variant of the income approach, known as the “relief from royalty” approach, is used in the valuation of assets involving fair royalty rates (e.g., trademarks, patents, etc.). This valuation methodology is premised on the following hypothetical construct:

If the owners/operators of a company wanted to continue to use tradename in the conduct of their business, but found they did not actually have the legal right to do so, they would be compelled to pay the rightful owner a fair and reasonable royalty for that right. Since ownership of a tradename relieves the company from making such payments, the financial performance of the firm is enhanced – to the extent of the royalty payments avoided. Capitalization of the after tax effect of the royalty relief at an appropriate rate yields the value of the tradename.

We utilized the relief from royalty method in determining the fair value of The Clark Group tradename. The reason for using this method is that management deemed it impractical to determine the fair value of the tradename based upon a market approach.  The relief from royalty income approach estimates the portion of a company’s earnings attributable to a tradename based upon the royalty rate the company would have paid for the use of the tradename if it did not own it.  Therefore, a portion of the earnings, equal to the after-tax royalty that might have been paid for the use of the tradename, can be attributed to its ownership and therefore, the relief from royalty method, was deemed the most appropriate valuation method.

Intangibles assets with an indefinite life (i.e., trade names) were evaluated for impairment at January 3, 2009 by management using the “relief from royalty” method.  This evaluation, based on this acceptable method of valuation, resulted in a $2.658 million impairment charge which was included in the “impairment of goodwill and intangible assets” line item in the consolidated statements of operations.

Securities and Exchange Commission
January 8, 2010

During the fourth quarter of 2008, we concluded that our market capitalization was below our net book value for an extended period of time, and as a result, our long lived assets were tested for recoverability.  Due to the impact of the weakening global economy, our revenue projections related to the intangible assets acquired have declined.  The trade name intangible, due to its indefinite life, was evaluated using SFAS 142 along with the goodwill.  This evaluation resulted in a $2.658 million impairment charge which was included in the “Impairment of goodwill and intangible assets” line item in the condensed consolidated statements of operations.

The impairment charge taken was calculated as the difference between the book value of the tradename and the calculated fair value by use of the relief from royalty method as discussed above.  Significant assumptions included in management’s analysis were the determination of a royalty rate, projections of future revenues and a discount rate.  Profitability was deemed to be a significant determinant for a royalty rate in that a company or an investor would not be willing to pay a rate in excess of a reasonable percentage of the operating income generated by the tradename.  There was little change in management’s expectation for the tradename from the date of acquisition through January 3, 2009, therefore, the royalty rate of 0.66% that was used in the initial determination of the fair value of the tradename was used in impairment analysis as of January 3, 2009.  In calculating the royalty rate of 0.66%, management estimated that royalty savings would equate to $500,000 per year.  In estimating this amount, management considered a variety of factors including but not limited to the magnitude of the projected tradenames’ net sales and the asset’s perceived marketing strength and recognition among customers and competitors.  Royalty savings of $500,000 per year corresponds to a royalty rate of 0.66% of annual revenues based on total 2007 revenues.  The future revenues for the tradename valuation were based on sales growth rate forecasts of the Company as of January 3, 2009.  The sales growth rate forecasts as of January 3, 2009 were substantially lower than they were as of February 12, 2008 (when The Clark Group, Inc. was acquired and the initial valuation performed) as a result of the weakening global economy.  The pretax royalty savings due to the tradename was then calculated by the application of the estimated royalty rate to the projected net sales.  A 40% income tax rate was utilized to convert the estimated pretax royalty savings to appropriate after-tax amounts.  The future annual cash flows attributable to the tradenames were then discounted to present value at a new, higher risk-adjusted interest rate as of January 3, 2009.  The reason for a higher risk-adjusted interest rate was due to the higher cost of capital incurred by the Company as of this time.

Securities and Exchange Commission
January 8, 2010

14.
Given your disclosure on page 26 of your Form 10-Q for the quarterly period ended July 4, 2009 that the assumptions used in your impairment testing at January 3, 2009 included aggressive growth and increasing revenues, please tell us how you considered the necessity of an interim impairment test on your remaining intangible assets during the six-month period ended July 4, 2009 given your ability to secure credit and your current financial situation.

Company’s response:
At the end of the second quarter of 2009, given the financial results for the first half of 2009, management implemented an aggressive plan to return the Company to profitability.  This plan included the reduction of purchase transportation costs through better consolidation of product, through the use of most cost efficient alternatives such as intermodal (i.e., the use of rail transportation versus truck transportation, which can result in significantly lower costs), and through the use of the spot market for purchasing transportation.  In addition, management also implemented a plan to reduce other operating, sales, general and administrative costs through a workforce reduction, wage freezes and wage reductions along with the elimination of all non essential expenses.  The Company’s revised financial projections that incorporated these cost reductions showed a significant increase in profitability and cash flow.  Based on these projections and in accordance with FAS 144, management did not believe an interim impairment test was necessary.

The Company returned to profitability in the third quarter of 2009.

15.	Please tell us how you determined that a useful life of 12 years for your customer relationships intangible was appropriate.

Company’s response:
Management determined that a 12 year useful life was appropriate for our customer relationship intangible amortization.  This was based, in part, on the Company’s largest 10 customers, representing in excess of 65% of gross revenue, having been with the Company an average of 13 years.

Note 13. Business Segments, page 69

16.
Please confirm to us that the measure “Income from operations before depreciation, impairment of goodwill and intangible assets, amortization, interest and taxes” is the measure actually reviewed by your chief operating decision maker.

Company’s response:
Income from operations before depreciation, impairment of goodwill and intangible assets, amortization, interest and taxes (also know as EBITDA) is the measure that is actually reviewed by our chief operating decision maker.   The reason that EBITDA is so important is that, for a non asset based logistics company, EBITDA is synonymous with the cash flow of the company.

*   *   *   *

Securities and Exchange Commission
January 8, 2010

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments regarding the information in this letter, kindly contact the undersigned.

Sincerely,

/s/Stephen Spritzer

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